UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

July 5, 2016

Under the Securities Exchange Act of 1934

AMERICATOWNE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03064W 106 (Common Stock)

(CUSIP Number)

Alton Perkins
Chief Executive Officer and President
AMERICATOWNE, INC.
4700 Homewood Court, Suite 100; Raleigh, NC 27609

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 28, 2016

(Dates of Events Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03064W 106 (Common Stock)

1. Names of Reporting Persons.

Yilaime Corporation (hereinafter referred to as “Yilaime”)

I.R.S. Identification Nos. of above persons (entities only).

46-1594890

Alton & Xiang Mei Lin Perkins Family Trust (hereinafter referred to as the “Perkins Trust”)

I.R.S. Identification Nos. of above persons (entities only).

46-7513804

Alton Perkins

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

WC Yilaime

PF The Perkins Trust

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

Yilaime is a Nevada corporation.

The Perkins Trust is formed under the laws of the State of Nevada.

Mr. Perkins is a resident of Nevada, and is the control person for Yilaime and the Perkins Trust.

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power– 13,756,216 (Yilaime) and 7,848,939 (Perkins Trust)

8. Shared Voting Power– 21,726,155, which is the total beneficial shares owned by Mr. Perkins through his affiliate and/or controlling person status with Yilaime and the Perkins Trust, and two other previously reporting beneficial owners – Yilaime NC and the AXP Trust.

9. Sole Dispositive Power— 13,756,216 (Yilaime) and 7,848,939 (Perkins Trust)

10. Shared Dispositive Power—21,726,155

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

13,756,216 (Yilaime)

7,848,939 (Perkins Trust)

21,726,155 (Mr. Perkins)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

86%

14. Type of Reporting Person (See Instructions)

OO—Irrevocable Trust (Perkins Trust)

CO—Corporation (Yilaime)

IN—Alton Perkins

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.0001 per share (the "Common Stock") of the Company.

Item 2. Identity and Background

On June 28, 2016, Yilaime and the Perkins Trust purchased 6,216 and 45,455 shares of the Common Stock, respectively, from the Company’s direct public offering on Form S-1. The purchase price per share was $2.75. Mr. Perkins is the control person for Yilaime and the Perkins Trust. The end result is a current beneficial ownership by Mr. Perkins of 21,726,155 shares of the Common Stock, which equates to 86% of all issued and outstanding shares of the Common Stock. This amendment is intended to supplement the Schedule 13D filed on November 16, 2015 and February 2, 2016 by, amongst others, Yilaime, the Perkins Trust and Mr. Perkins. Therefore, if not amended and supplemented herein, the balance of the disclosures in all prior schedules are incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Yilaime and the Perkins Trust used working capital and personal funds, respectively, in purchasing the Common Stock. To the extent applicable, none of the funds representing the purchase of the Common Stock was borrowed or otherwise obtained for the purpose of acquiring, holdings, trading or voting the securities.

Item 4. Purpose of Transactions

The purpose behind the transactions disclosed herein was to purchase shares of the Common Stock for each reporting person for the consideration set forth in the direct public offering on Form S-1.

Item 5. Interest in Securities of the Issuer

(a), (b) As of the date hereof, the Reporting Persons herein do not hold of record any other shares of the Common Stock except otherwise listed above.

(c) Except as described herein, no transactions in shares of the Common Stock were effected during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this statement, and as disclosed in all prior filings, which are incorporated herein by reference, to the best knowledge of Yilaime, the Perkins Trust and Mr. Perkins there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the aforementioned parties and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Yilaime Corporation
/s/ Alton Perkins
Alton Perkins
Director/Officer
Date: July 5, 2016

Alton & Xiang Mei Lin Perkins Family Trust
/s/Alton Perkins
Alton Perkins
Trustee
Date: July 5, 2016

Alton Perkins
/s/Alton Perkins
Alton Perkins
Date: July 5, 2016

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)